UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2023

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Beni Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On March 2, 2023, Jeffs’ Brands Ltd (the “Company”), entered into a share purchase agreement (the “Agreement”) with the holders (the “Sellers”) of all of the issued and outstanding share capital of Fort Products Ltd., a company incorporated under the laws of England and Wales and engaged in the sale of pest control products primarily through Amazon.uk (“Fort”), pursuant to which, at the closing of the transaction and upon the terms and conditions set forth in the Agreement, the Company will acquire from the Sellers all of the issued and outstanding share capital of Fort, for £1,600,000 (approximately $1,920,000) in cash, subject to a net working capital adjustment to be calculated in accordance with a pre-agreed formula. The adjusted purchase price is estimated to be approximately £2,000,000 (approximately $2,400,000) and is subject to post-closing reconciliation by the Company. Upon the signing of the Agreement, £400,000 has been placed in escrow and is subject to forfeiture in certain circumstances.

The transaction is expected to be completed on or about March 9, 2023 (the “Closing”), and is conditioned upon the Company and Fort entering into settlement agreements with all of Fort’s employees, including the Sellers, by which such employees’ employment with Fort will terminate three months following the Closing and certain other customary conditions. During this three-month period, the Company intends to carry out operational changes in Fort’s business that will allow Fort to wind down the activities conducted in its leased warehouse and to move all such operations to warehouses operated by Amazon.

The Agreement also provides that: (i) for a period of three years from Closing, the Sellers will not compete with Fort’s business; and (ii) at the Closing, the Company and the Sellers will enter into a consulting agreement, pursuant to which the Sellers will provide consultancy services to the Company for a period of three months, in consideration for a monthly fee of £2,500 (approximately $3,000).

Fort’s shares to be purchased by the Company has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state’s securities laws and such shares will be acquired pursuant to an exemption from registration under the Securities Act. Fort’s shares may not be offered or sold in the United States by the Company, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

The representations, warranties and covenants of the Company and the Sellers contained in the Agreement were made solely for the benefit of the parties thereto and not any other person. Accordingly, the Agreement is included with this filing only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any factual or other information regarding the Company, the Sellers, Fort or their respective subsidiaries or affiliates. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, the Sellers, Fort or any of their respective subsidiaries or affiliates.

A copy of the Agreement is filed as Exhibit 2.1 to this Form 6-K and is incorporated by reference herein. The foregoing summary of the Agreement is subject to and qualified in its entirety by reference to Exhibit 99.2.

On March 6, 2023, the Company issued a press release announcing the transaction, titled “Jeffs’ Brands to Acquire Amazon.uk Market Leader in the $2 Billion Market of Pest Control Products for $1.9 million,” a copy of which is furnished as Exhibit 99.2 with this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

This Form 6-K, including its exhibits, is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-269119) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
2.1	Share Purchase Agreement, dated March 2, 2023, by and between the Company and the Sellers.
99.1	Press release issued by Jeffs’ Brands Ltd dated March 6, 2023, titled “Jeffs’ Brands to Acquire Amazon.uk Market Leader in the $2 Billion Market of Pest Control Products for $1.9 million.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: March 7, 2023	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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